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                          May 14, 2020

       Linda Marb n, Ph.D.
       Chief Executive Officer
       Capricor Therapeutics, Inc.
       8840 Wilshire Blvd., 2nd Floor
       Beverly Hills, CA 90211

                                                        Re: Capricor
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 7, 2020
                                                            File No. 333-238088

       Dear Ms. Marb n:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Robert R. Carlson, Esq.